Exhibit 99.14

Press Release

Total and Sonangol Strengthen Their Cooperation in Angola

Paris, May 28, 2018 – During an official visit to France by João Lourenço, the President of the Republic of Angola, Patrick Pouyanné, Chairman and CEO of Total, and Carlos Saturnino, Chairman of the Board of Directors of Sonangol, signed several agreements covering the Group’s upstream and downstream activities in Angola.

•	A risk service agreement for the deepwater Block 48 exploration license, which Total will operate. Total and Sonangol are 50/50 partners in exploring Block 48 in Angola’s ultra-deep offshore. The first, two-year phase of the program includes drilling a well.

•	A framework agreement for the future joint venture between Total and Sonangol to jointly develop a network of service stations in Angola, including petroleum product logistics and supply.

•	A memorandum of understanding to fund 50 new scholarships for young Angolans to study at French universities by end-2019.

“As today’s agreements and the launch of the Zinia 2 development demonstrate, Total, as Angola’s main oil and gas producer, continues to help develop the country’s oil and gas resources. The Group appreciates the joint efforts of the Angolan authorities, Sonangol and the industry to enhance taxation framework and regulations. These changes are vital to revive investment in this key sector of the Angolan economy and develop new projects, including those planned in Block 17,” said Patrick Pouyanné. “First oil from Kaombo in summer 2018 will be the next milestone in the history of Total in Angola.”

Total Exploration & Production in Angola

Present in Angola since 1953, Total is the country’s leading oil operator. Production averaged 229,000 barrels of oil equivalent per day in 2017, from Blocks 17, 14 and 0 and Angola LNG.

Total operates Block 17 with a 40% interest, alongside subsidiaries of Equinor (23.33%), ExxonMobil (20%) and BP (16.67%). Sonangol is the concessionaire of the license. Block 17 is home to four FPSOs (Girassol, Dalia, Pazflor and CLOV) and the Zinia 2 development, which is tied back to Pazflor. Production from the block averaged 600,000 barrels of oil equivalent per day in 2017.

Total also operates the deep offshore Kaombo development, located in Block 32, with an interest of 30%. The final investment decision was made in April 2014 to develop Kaombo’s estimated reserves of 650 million barrels via two converted FPSOs with a total production capacity of 230,000 barrels per day. The first, Kaombo Norte, is scheduled to come on stream in summer 2018.

Total is also a partner in Blocks 14 (20%), 14K (36.75%) and 0 (10%) and Angola LNG (13.6%).

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